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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Solomon                  Michael                 B.
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   (Last)                  (First)                 (Middle)

   600 The Times Building
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                                    (Street)

   Ardmore                           PA                  19003
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Key3Media Group, Inc. ("KMED")

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3. IRS Identification Number of Reporting Person, if any (Voluntary)


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4. Statement for Month/Day/Year

   11/25/02
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [_]   10% Owner
   [_]   Officer (give title below)           [_]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form Filed by One Reporting Person
   [_] Form Filed by More than One Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                            2.        2A.           3.           Disposed of (D)                 Owned Follow-  Form:     7.
                            Transac-  Deemed        Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                            tion      Execution     Code         ------------------------------- Transac-       (D) or    Indirect
1.                          Date      Date, if any  Instr. 8)                   (A)              tions(s)       Indirect  Beneficial
Title of Security           (Month/   (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year) Day/Year)     Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
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
Common Stock, par value
$0.01 per share             11/25/02                P              74,074       (A)     (2)      5,166,667      (I)      (1)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
               CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                            9.
                                                                                                            Number   10.
                                                                                                            of       Owner-
                                                                                                            Deriv-   ship
                                                                                                            ative    Form
                   2.                                                                                       Secur-   of
                   Conver-                         5.                             7.                        ities    Deriv-  11.
                   sion            3A              Number of                      Title and Amount          Bene-    ative   Nature
                   of              Deemed          Derivative    6.               of Underlying     8.      ficially Secur-  of
                   Exer-           Exe-    4.      Securities    Date             Securities        Price   Owned    ity:    In-
                   cise    3.      cution  Trans-  Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      Follow-  Direct  direct
                   Price   Trans-  Date,   action  or Disposed   Expiration Date  ----------------  Deriv-  ing Re-  (D) or  Bene-
1.                 of      action  if      Code    of (D)        (Month/Day/Year)           Amount  ative   ported   In-     ficial
Title of           Deriv-  Date    any     (Instr. (Instr. 3,    ----------------           or      Secur-  Trans-   direct  Owner-
Derivative         ative   (Month/ (Month/   8)     4 and 5)      Date     Expira-          Number  ity     action(s) (I)    ship
Security           Secur-  Day/    Day/    ------  ------------   Exer-    tion             of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)         ity     Year)   Year)   Code V    (A)   (D)    cisable  Date     Title   Shares  5)      4)        4)      4)
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
Options to
purchase
shares of                                                                          Common
Common Stock              10/21/00        A         N/A          (3)       (4)      Stock   20,000         N/A        (I)  (1)
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Options to
purchase
shares of                                                                          Common
Common Stock              11/21/00        A         N/A          (5)       (6)      Stock    6,666         N/A        (I)  (1)
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Series A 5.5%
Convertible
Redeemable
Preferred
Stock, par
value $0.01                                                                        Common
per share                 11/27/01        P         1,000,000    Immed.    (7)      Stock    (8)     $25   1,000,000   (I)  (1)
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Series B 5.5%
Convertible
Redeemable
Preferred
Stock, par
value $0.01                                                                        Common
per share                 11/25/02        P            80,000    Immed.    (9)      Stock   (10)     (2)      80,000   (I)  (1)
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

Explanation of Responses:

(1) The Reporting Person is the controlling stockholder of Invemed Securities, Inc., one of the managing members of Invemed Catalyst GenPar, LLC, the general partner of Invemed Catalyst Fund, L.P., and may be deemed to own the securities held by such person. The Reporting Person disclaims beneficial ownership of such securities in excess of its direct interest in the profits or capital accounts of Invemed Securities, Inc. and this report shall not be deemed an admission of that the Reporting Person is the beneficial owner of these securities in excess of such amount.

The Reporting Person may be deemed a member of section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock. However, the Reporting Person disclaims such group membership, and this report shall not be deemed an admission that the Reporting Person is a member of Section 13(d) group that owns more than 10% of the Issuer's outstanding Common Stock for purposes of Section 16 or for any other purpose.

(2) On November 25, 2002, Invemed Catalyst Fund, L.P. purchased 74,074 shares of Common Stock and 80,000 Shares of Series B 5.5% Convertible Redeemable Preferred Stock, par value $0.01 per share, for an aggregate purchase price of $2.

(3) Option to purchase 20,000 shares of Common Stock are exercisable immediately, option to purchase 10,000 shares of Common Stock will vest on October 21, 2003.

(4) The options will expire in accordance with the terms of Key3Media Group, Inc.'s Stock Option and Incentive Plan.

(5) Option to purchase 6,666 shares of Common Stock are exercisable immediately, option to purchase 3,334 shares of Common Stock will vest on November 21, 2003.

(6) The options will expire in accordance with the terms of Key3Media Group, Inc.'s Stock Option and Incentive Plan.

(7)      Automatic conversion on November 27, 2011.

(8) One share of Series A 5.5% Convertible Redeemable Preferred Stock is convertible into a number of common stock of the Issuer equal to the ratio the numerator of which is the adjusted liquidation preference and the denominator of which is the conversion price. The adjusted liquidation preference is (i) the liquidation preference at the beginning of the quarter divided by the conversion price, plus (ii) the amount of dividend accrued as of the conversion date divided by the closing price of a share of Common Stock the last trading day before the conversion date. The liquidation preference is originally $25 but accrues over time by the amount of unpaid dividends. As of November 25, 2002, one million shares of Series A 5.5% Convertible Redeemable Preferred Stock would be convertible into 22,028,118 shares of Common Stock of the Issuer.

(9)      Automatic conversion on November 27, 2011.

(10) One share of Series B 5.5% Convertible Redeemable Preferred Stock is convertible into a number of common stock of the Issuer equal to the ratio the numerator of which is the adjusted liquidation preference and the denominator of which is the conversion price. The adjusted liquidation preference is (i) the liquidation preference at the beginning of the quarter divided by the conversion price, plus (ii) the amount of dividend accrued as of the conversion date divided by the closing price of a share of common stock the last trading day before the conversation date. The liquidation preference is originally $25 but accrues over time by the amount of unpaid dividends. As of November 25, 2002, 80,000 shares of Series B 5.5% Convertible Redeemable Preferred Stock would be convertible into 1,762,249 shares of Common Stock of the Issuer.



   /s/ Michael B. Solomon                               November 25, 2002
----------------------------------------            -------------------------
   **Signature of Reporting Person                            Date
   Name: Michael B. Solomon

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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